EXHIBIT (d)(4)

January 13, 2022

Tax-Managed Growth Portfolio

Two International Place

Boston, Massachusetts 02110

Re: Expense Waivers/Reimbursements

Ladies and Gentlemen:

As you know, we and certain of our affiliates (collectively referred to herein as “we,” “us” or “our” as the context requires) currently provide advisory and/or other services to Tax-Managed Growth Portfolio (the “Portfolio”). We hereby agree that we will waive our fees and/or reimburse operating expenses (other than Excluded Expenses, as defined below) payable by the Portfolio to the extent necessary so that the Portfolio’s aggregate operating expenses will not exceed on a per annum basis the percentage of average daily net assets specified for the Portfolio on Schedule A or such other agreed upon amount specified on Schedule A (referred to herein as the “contractual expense cap”).

The term “Excluded Expenses” means: brokerage commission costs; expenditures capitalized in accordance with generally accepted accounting principles; borrowing costs; taxes; litigation expenses; indemnification expenses; and other expenses not incurred in the ordinary course of the Portfolio’s business.

The agreement in this letter will take effect on the date indicated on Schedule A and will remain in effect as to until the date specified on Schedule A. The agreement in this letter may, from time to time, be extended. We may amend Schedule A hereto from time to time, with the consent of the Portfolio to reflect the extension of the termination date. Any other amendment to the terms of this letter or to Schedule A would require the written agreement of both you and us.

We, Boston Management and Research (“BMR”), and the Portfolio are duly organized and validly existing under the laws of Massachusetts. We acknowledge that all persons dealing with the Portfolio, which is a Massachusetts business trust formed under a declaration of trust must look solely to the property of the Portfolio for satisfaction of claims of any nature against the Portfolio, as neither the trustees, officers, employees nor shareholders of the Portfolio assume any personal liability in connection with its business or for obligations entered into on its behalf. The Portfolio acknowledges that all persons dealing with BMR must look solely to the property of BMR for satisfaction of claims of any nature against BMR, as neither the trustees, officers, employees nor shareholders of BMR assume any personal liability in connection with its business or for obligations entered into on our behalf.

Please sign below to confirm your agreement with the terms of this letter.

[Signature Page Follows]

Sincerely,

Boston Management and Research

   By: /s/ Yana S. Barton

Name:       Yana S. Barton

Title: Vice President and not individually

Agreed:

On behalf of Tax-Managed Growth Portfolio

By: /s/ James F. Kirchner

Name: James F. Kirchner

Title: Treasurer and not individually

Schedule A

As of January 13, 2023

Portfolio	Contractual Expense Cap	Effective Date	Termination Date

Tax-Managed Growth Portfolio	.43%	1/13/2023	1/13/2026